SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North, Suite 600

Birmingham, AL 35203

(205) 987-5577

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,882,527
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,882,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,882,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,882,527
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,882,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,882,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,588,181
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,588,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,588,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,588,181
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,588,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,588,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,588,181
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,588,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,588,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,588,181
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,588,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,588,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,588,181
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,588,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,588,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 11 of 13 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The funds for the purchase of the Common Stock by the Funds came from the working capital of the Funds, over which HFA, HMC, the Fund GPs, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the shares of Common Stock reported in this Schedule 13D, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Common Stock directly owned by the Funds is approximately $17,199,554.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 47,556,807 shares of Common Stock outstanding as of June 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2019, filed with the Securities and Exchange Commission on June 10, 2019.

(c)	The transactions in the shares of Common Stock effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2019	Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Co-Investment Fund I, LP

By:	Harbert Discovery Co-Investment Fund I
GP, LLC, its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and
General Counsel

By:	/s/ Jack Bryant
Jack Bryant

By:	/s/ Kenan Lucas
Kenan Lucas

By:	/s/ Raymond Harbert
Raymond Harbert

CUSIP No. 294100102	SCHEDULE 13D/A	Page 13 of 13 Pages

Annex A

This Annex sets forth information with respect to each purchase and sale (excluding brokerage commissions) of Common Stock which was effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Harbert Discovery Fund, LP

Trade Date	Common Stock Purchased (Sold)	Price Per Share ($)

07/23/2019	177,700	3.6500
07/23/2019	100,000	3.6481

Harbert Discovery Co-Investment Fund I, LP

Trade Date	Common Stock Purchased (Sold)	Price Per Share ($)

05/28/2019	50,000	3.1000
05/28/2019	13,677	3.0577
05/29/2019	19,050	3.0795
05/30/2019	19,391	3.0732
07/22/2019	9,644	3.6445
07/23/2019	131,500	3.6500